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                         SIMPSON THACHER & BARTLETT LLP
                               (CHINESE CHARACTER)

                                AMERICAN LAWYERS
                             ICBC TOWER, 35TH FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600

                                   ---------

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                               E-MAIL ADDRESS
(852) 2514-7630                                                LCHEN@STBLAW.COM


October 17, 2007

VIA EDGAR


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     RE:  CHINA NEPSTAR CHAIN DRUGSTORE LTD.
          REGISTRATION STATEMENT ON FORM F-1

Ladies and Gentlemen:

     On behalf of our client, China Nepstar Chain Drugstore Ltd., a company organized under the laws of the Cayman Islands (the "Company"), we enclose herewith for filing via EDGAR under the Securities Act of 1933, as amended, the Company's registration statement on Form F-1 (the "Registration Statement") in connection with the proposed offering of ordinary shares, par value US$0.0001 per share, in the form of American depositary shares of the Company.

     Please note that a wire transfer in the amount of US$7,800 in payment of the applicable filing fee of US$7,675 for the Registration Statement has been made to the Securities and Exchange Commission.


                   Leiming Chen Philip M.J. Culhane Chris Lin
                Patrick J. Naughton Jin Hyuk Park Youngjin Sohn
                                Resident Partners
                              Admitted in New York

      NEW YORK LOS ANGELES PALO ALTO WASHINGTON, D.C. BEIJING LONDON TOKYO

  SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE STATE OF NEW YORK. THE PERSONAL LIABILITY OF
    OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS. ADDITIONAL
       INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM



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(CHINESE CHARACTER)
SIMPSON THACHER & BARTLETT LLP

                                       2

     If you have any questions regarding the Registration Statement, please do not hesitate to contact me at (852) 2514-7630 (work) or (852) 9032-1314 (cell) or Shuang Zhao at (852) 2514-7602 (work) or (852) 9408-6584 (cell).


                                                     Very truly yours,


                                                     /s/ Leiming Chen

                                                     Leiming Chen


Enclosures

cc:  Simin Zhang, Chairman of the Board of Directors
     Jiaxin Feng, Executive Director
     Andrew Weiwen Chen, Chief Financial Officer
       China Nepstar Chain Drugstore Ltd.

     Shuang Zhao
       Simpson Thacher & Bartlett LLP

     William Y. Chua
       Sullivan & Cromwell LLP

     Johnny Ng
       Alex Shum
         KPMG

     Kenneth Bunce
       KPMG USCMG Limited